UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Ha’sadna’ot Street
Herzliya Pituach, 46728 Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In compliance with the regulations promulgated under the Israeli Companies Law, 5759 – 1999, or the Companies Law, and its articles of association, or the Articles, Jacada Ltd. (Jacada, or the Company) published a notice in Israeli newspapers on Wednesday, November 22, 2017 that its 2017 annual general meeting of shareholders, or the Meeting, will be held on Wednesday, December 27, 2017 at the Company’s headquarters, 8 Ha’sadna’ot Street, Herzliya Pituach, 46728, Israel at 11:00 a.m., Israel time, and that the record date for the determination of the holders of Jacada’s ordinary shares, par value NIS 0.04 per share, or Ordinary Shares, entitled to vote at the Meeting will be Monday, November 27, 2017.

At the Meeting, the shareholders will be asked to vote on the following proposals:

(1) Reelection of each of Messrs. Gideon Hollander and Yossie Hollander to the Board of Directors of Jacada (the Board) as a Class III director under the Articles of Association of Jacada (the Articles) for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.

(2) Approval of the Company’s entry into a private placement financing transaction with certain investors (the Financing), including IGP Digital Interaction Limited Partnership, or IGP, a significant shareholder of the Company.

(3) Adoption of an amended Office Holder Compensation Policy for Jacada.

(4) Approval of a compensation package for our new Chief Executive Officer, Yochai Rozenblat, consisting of his base salary, variable compensation, a grant to him of options to purchase ordinary shares, and our entry into a customary officer indemnification agreement with him.

(5) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2016 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has unanimously approved each of the above proposals and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, January 3, 2018 at the same time and place. At such adjourned meeting, if within one half-hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to that simple majority, the approval of each of Proposals 2, 3 and 4 (approval of the Financing, approval of the amended Office Holder Compensation Policy, and approval of a compensation package for new Chief Executive Officer, Yochai Rozenblat) also requires that either:

•
the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

All shareholders are cordially invited to attend the Meeting in person. Following the record date for the Meeting, the Company will send to its shareholders a proxy statement further describing the proposals listed herein. That proxy statement and a related proxy card will be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on November 30, 2017 at the registered office of the Company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9-952-5900.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign that proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received at the Company’s registered office not later than four (4) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting.

If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares, or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429 no later than Wednesday, November 29, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated proxy card with respect to the Meeting, no later than Wednesday, December 6, 2017, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429 no later than Sunday, December 17, 2017. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

On behalf of the Board of Directors,

Yossie Hollander
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name: Caroline Cronin
Title: Chief Financial Officer

Dated: November 22, 2017